02 OCT 22 AM 9:47

REpower Systems

REpower Systems AG
Hauptverwaltung
Flughafenstraße 54
D-22335 Hamburg

Tel.: +49 - 40 - 53 93 07 - 0
Fax: +49 - 40 - 53 93 07 - 77

E-mail: info@repower.de
Internet: www.repower.de

REpower Systems AG · Flughafenstraße 54 · D-22335 Hamburg

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W[redacted]
Washington, D.C. 20[redacted]
U.S.A.

02055492

October 10, 2002

Re: REpower Systems AG
Commission File No.: 82-34654

SUPPL

Ladies and Gentlemen:

Pursuant to our Rule 12g3-2(b) exemption under the U.S. Securities Exchange Act of 1934, as amended, we are hereby furnishing a press release which we published.

Should you have any questions, please feel free to contact Isabelle von Wrede at 0049-40539307-23 at your convenience.

Sincerely,

Isabelle von Wrede

PROCESSED
NOV 04 2002
THOMSON
FINANCIAL

P

dlw 10/28

Enclosures

PRESS RELEASE

REpower reports year-on-year growth rate of 106%, with a total installed rated output of 53 megawatts in Q3 2002

Hamburg, October 7, 2002. REpower Systems AG **(Neuer Markt, WKN 617703), one of the leading companies in the** wind energy sector, **reached a total rated output of 53.1 megawatts in** Q3 2002 in comparison with **25.8 megawatts in Q3 2001, a 105.8% increase.** With a total rated output of **120.2 megawatts for the first nine months of 2002, the Company** has exceeded **the total rated output reported in the same period of 2001** (56.5 megawatts) by 113%.

37 wind turbines were erected during the third quarter in comparison with 25 in Q3 2001. The multi-megawatt class thus accounts for 87% of total turbines entered in the first nine months.

Booked business as of September 30, 2002 was for a total rated output of 281 megawatts (order volume of EUR 239.6 million) in comparison with booked business totaling 250.5 megawatts (order volume of EUR 211.8 million) as of June 30, 2002. This means that orders with a total rated output of 83.6 megawatts were won in Q3 2002. These turbines will be erected in 2002 and 2003.

"The positive development in Q3, both with regard to the continuing increase in booked business and the total rated output achieved, confirms once more that we are well on target to achieve our forecast growth target of over 50% for the fiscal year as a whole", commented Jens-Peter Stöhr, CFO of REpower Systems AG on the third quarter of 2002. "However, the fourth quarter is decisive because of the high level of seasonality inherent in the industry, accounting for more than 50% of total installed rated output in recent years. The Denker & Wulf AG subsidiary will contribute around 50% of the total number of turbines to be erected in Q4 2002 with its own projects", remarked Stöhr on the outlook for the full fiscal year.

REpower Systems AG's internationalization process, which it has been driving forward intensively over the past few months, is starting to bear its first fruits. After the erection of first turbine by the REpower joint venture "Les Vents de France" in Cote de L-'Epinette, France in August 2002, which is currently the largest turbine in France, REpower is now going to deliver its first turbine to Japan. The REpower MD 70 turbine,

with a rated output of 1.5 megawatts, was ommissioned from REpower by the leading Japanese electrical engineering manufacturer Meidensha Corporation (MEIDEN). The background to the order is the distribution and license agreement entered into by REpower and MEIDEN in February 2002. A condition for the agreement is that a successful market launch is completed in phase 1 (sales target: at least 15 wind turbines) before a license for production of REpower wind turbines locally will commence in the second phase.

The Company will be publishing its Q3 results on November 29, 2002.

About REpower:

REpower Systems AG is operating in the future market wind energy. The spectrum of capabilities covers development, licensing, production and distribution of wind turbines; the group's activities are rounded out by an extensive after-sales service. REpower also has a subsidiary in the project development and operation of wind turbines, Denker & Wulf AG. REpower has total competence in the wind energy through its presence at the fundamental elements of the value chain. With its headquarters in Hamburg, the company currently has 300 employees. The group has gained experience through the installation of more than 650 wind turbines worldwide. These high quality turbines are developed at the research and development division in Rendsburg and are assembled at the facilities in Husum (Nordfriesland) and Trampe (Brandenburg). The company, which is expanding internationally, is represented by subsidiaries in Greece, France and Spain, among others.

Contact:

REpower Systems AG

Manuela Scheferling / Public Relations
phone:+49–40–53 93 07–17
fax: +49–40–53 93 07–37
E-mail: m.scheferling@REpower.de

Isabelle von Wrede / Investor Relations
phone: +49-40-53 93 07-23
fax: +49–40–53 93 07–77
E-mail: i.wrede@REpower.de